THE LAW OFFICE OF

Vance, Higley & Associates, P. C.

Attorneys at Law

1656 Reunion Avenue

SUITE 250

South Jordan, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
EMAIL: ron@vancelaw.us

November 18, 2016

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Mail Stop 4720

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:         Creative Medical Technology Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted October 12, 2016

CIK No. 0001187953

Dear Ms. Hayes,

Creative Medical Technology Holdings, Inc. (the “Company”) is in receipt of your letter dated November 2, 2016, in regard to the confidential filing of the draft registration statement on Form S-1. The Company is publicly filing the registration statement with the Commission. In response to the comments set forth in your letter, I have been authorized by the Company to provide the information below. For comments to Part I of the registration statement, references to page numbers are to the page numbers of the prospectus in the edgar draft of the document.

Intellectual Property, page 19

1.	We note your response to our prior comment 7. Please note that although a request for confidential treatment has been made, you should include a description of the material terms of the agreement. Please revise to disclose the material terms of the license agreement with the University of California.

RESPONSE: Because management believes that the amount of the initial license fee and the annual license maintenance fees are not material, no information as to these amounts has been included in the registration statements. Management has included on page 20 of the prospectus the range of the royalty rates to be paid under the agreement and the aggregate amount of potential future milestone payments.

Exhibit Index

2.	We note you are seeking confidential treatment of portions of an agreement filed as an exhibit. Please note we will provide any comments on your application separately.

Suzanne Hayes, Assistant Director

November 18, 2016

RESPONSE: A redacted copy of the agreement was filed as an exhibit to the Company’s quarterly report on Form 10-Q filed with the Commission on November 10, 2016.

In addition to the above, the following updates or corrections have been made to the prior draft of the registration statement:

•	The financial statements and the financial information in the MD&A section have been updated to reflect the Company’s financial statements for the period ended September 30, 2016, which were filed on November 10, 2016, with the Commission in the Company’s quarterly report on Form 10-Q.
•	The number of common shares outstanding has been increased to reflect recent nonpublic sales of shares by the Company. These numbers are reflected in the tables set forth in the Selling Stockholders and Security Ownership of Certain Beneficial Owners and Management sections, and in the Prospections Summary section, as well as the first risk factor under “Risks Related to Our Common Stock” on page 8.
•	The market quotation table in the “Market for Our Common Stock” section on page 11 has been updated to include the third trading quarter. Also, the number of record owners of the Company’s common stock has been updated to a more recent date in this section. Further, language has been added to this section under the subheading “2016 Stock Incentive Plan to reflect two option grants under our stock incentive plan described in this section.
•	Management updated the “Certain Relationships and Related Transactions” subsection on page 23 to reflect the purchase of shares and warrants by the parent company.
•	In the “Legal Matters” section on page 30, the name of the law firm representing the Company has been updated to reflect a recent change in name of the firm.
•	Item 15 of Part II has been updated to reflect the recent sales of unregistered securities.

Further, because this is the public filing of the draft registration statement previously filed confidentially, management has included the following information:

•	The calculation for the filing fee has been included on the cover page of the registration statement.
•	A recent trading price of the common stock has been inserted onto the cover page of the prospectus.
•	Under Part II, Item 13 has been completed to include the estimated costs of the offering.
•	Each of the exhibits required by Item 601 has been included with this filing. Three of the exhibits previously filed on a confidential basis, namely the redacted License Agreement with UCSD, the Master Services Agreement with Professional Research Consulting, Inc., and the Clinical Trial Agreement with LABIOMED, designated as Exhibits 1..21, 10.22, and 10.23, respectively, were filed with the Company’s quarterly report on Form 10-Q filed with the Commission on November 10, 2016, and are incorporated by reference into this registration statement.
•	Exhibit 10.20, the consulting agreement with Dr. Patel, is a letter agreement between CMH and Dr. Patel to represent the terms of the original written agreement which neither party can locate. Management believes that the terms of the letter agreement accurately reflect the terms of the original agreement.

Suzanne Hayes, Assistant Director

November 18, 2016

Please feel free to contact me if further information on any of these items or otherwise is required.

Sincerely,

/s/ Ronald N. Vance

cc:	Timothy Warbington, CEO
Donald Dickerson, CFO
Russ Boyer, CPA
Haynie & Company